Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)
The table below sets forth the calculation of Ratios of Earnings to Fixed Charges for the periods indicated.

	TEP (1)							TEP Pre-Predecessor
	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Period from November 12, 2012 to December 31, 2012		Period from January 1, 2012 to November 12, 2012
Earnings from continuing operations before fixed charges:
Pre-tax income from continuing operations before earnings from unconsolidated affiliates	$160,995	$220,358	$194,413	$64,169	$12,971	$(1,889)		$51,775
Fixed charges	61,565	51,306	25,437	11,626	13,360	3,450		69
Amortization of capitalized interest	59	65	66	35	—	—		—
Distributed earnings from unconsolidated affiliates	187,624	54,449	3,096	1,280	—	—		—
less: Capitalized interest	(522)	(471)	(811)	(1,025)	(242)	—		—
Earnings from continuing operations before fixed charges	$409,721	$325,707	$222,201	$76,085	$26,089	$1,561		$51,844
Fixed charges:
Interest expense, net of capitalized interest	54,015	37,189	14,226	7,648	11,264	3,040		—
Capitalized interest	522	471	811	1,025	242	—		—
Estimate of interest within rental expense (33.3%)	3,707	10,032	8,615	1,574	109	14		69
Amortization of debt costs	3,321	3,614	1,785	1,379	1,745	396		—
Total fixed charges	$61,565	$51,306	$25,437	$11,626	$13,360	$3,450		$69
Ratio of earnings to fixed charges (2)	6.66	6.35	8.74	6.54	1.95	—	(3)	751.36

(1)
TEP closed the acquisition of Trailblazer on April 1, 2014, the acquisition of a controlling 33.3% membership interest in Pony Express effective September 1, 2014, and the acquisitions of Terminals and NatGas effective January 1, 2017. As these acquisitions were considered transactions between entities under common control, and changes in reporting entity, financial information presented subsequent to November 13, 2012 and prior to the respective acquisition dates has been recast to include Trailblazer, the initial 33.3% of Pony Express, and Terminals and NatGas. TEP closed the acquisitions of an additional 33.3% and 31.3% membership interests in Pony Express effective March 1, 2015 and January 1, 2016, respectively, which represent transactions between entities under common control and acquisitions of noncontrolling interests. As a result, financial information for periods prior to March 1, 2015 and January 1, 2016 has not been recast to reflect the additional 33.3% and 31.3% membership interests.

(2)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.

(3)
As a result of the net loss for the period from November 12, 2012 to December 31, 2012, the ratio of earnings to fixed charges was less than 1:1. TEP would have needed to generate additional earnings of $1.9 million to achieve an earnings to fixed charges ratio of 1:1 for the period from November 12, 2012 to December 31, 2012.

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